# REVIWED FINANCIAL STATEMENTS

Lyfmap, Inc.
Period Ending on December 31, 2018 and
December 31, 2019
With Independent Accountant's Review Report

# JUN WANG, CPA

138-37 Jewel Ave, APT 2C
Flushing, NY 11367
Tel (917) 775-8573
Fax (800)887-4388
Email: junwang1999@gmail.com

## LYFMAP, INC

### Reviewed Financial Statement
### Period Ended December 2018 and 2019

## CONTENTS

# Report of Independent Accountant

The Board of Directors

We have reviewed the accompanying consolidated financial statements of Lyfmap, Inc (a corporation), which comprise the balance sheet as of December 31st, 2019 and 2018, and the related consolidated statements of income, changes in shareholder's equity and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jun Wang, CPA

September 21, 2020

*See independent accountant's review report and accompanying notes to financial statements.*

LYFMAP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 2019 AND 2018

*LYFMAP, INC*
*BALANCE SHEETS*
*FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018*

| | | 2019 | 2018 |
|---|---|---|---|
| **ASSETS** | | | |
| CURRENT ASSETS | | | |
| Cash and cash equivalents | $ | 2,001 | 1,326 |
| Accounts Receivable (A/R) | $ | 0 | 0 |
| Total current assets | | 2,001 | 1,326 |
| LONG TERM ASSETS | | | |
| Fixed Assets | $ | 100 | 100 |
| Total Long Term Assets | | 100 | 100 |
| **TOTAL ASSETS** | $ | 2,101 | 1,426 |
| CURRENT LIABILITIES | | | |
| Accounts Payable | $ | 0 | 0 |
| Payroll Accrual | | 0 | 0 |
| Total current liabilities | | 0 | 0 |
| LONG TERM LIABILITIES | | | |
| Long Term Loans | $ | 0 | 0 |
| Total long-term liabilities | | 0 | 0 |
| TOTAL LIABILITIES | | 0 | 0 |
| SHAREHOLDERS' EQUITY | | | |
| Common stock, 10,000,000 shares authorized before 2018, 675,000 issued and outstanding, $0.1 per stock | $ | 67,500 | 67,500 |
| Retained earnings | | (66,399) | (66,073) |
| Additional paid-in capital | | 1000 | - |
| Total Shareholders' Equity | $ | 2,101 | 1,427 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ | 2,101 | 1,427 |

*See independent accountant's review report and accompanying notes to financial statements.*

*LYFMAP, INC*
*STATEMENTS OF INCOME*
*FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018*

| | 2019 | 2018 |
|---|---|---|
| **REVENUE** | | |
| Sales | $ - | - |
| Asset Acquisition | - | - |
| Total operating income | - | - |
| | | |
| **COST OF GOODS SOLD** | | |
| Cost of Goods Sold | - | - |
| | | |
| **GROSS PROFIT** | - | - |
| | | |
| **OPERATING EXPENSES** | | |
| Payroll (Salary/Contractors) | 0 | 1,690 |
| Office Supplies | 0 | 165 |
| Advertising & Marketing | 0 | 451 |
| Amortization | 0 | 6 |
| Software Expense | 326 | 1,299 |
| Legal/Tax Service Expense | 0 | 770 |
| Total operating expenses | 326 | 4210 |
| | | |
| Income from operations | (326) | (4381) |
| | | |
| **NON-OPERATING INCOME** | | |
| Tax | 0 | (400) |
| | | |
| Total non-operating income (loss) | 0 | (400) |
| | | |
| **NET INCOME (LOSS)** | $ (326) | (4,781) |

*See independent accountant's review report and accompanying notes to financial statements.*

***LYFMAP, INC***
***STATEMENTS OF STOCKHOLDERS' EQUITY***
***FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018***

| | Total | Issued Common Stocks Number | Amount | Additional Paid-In Capital | Retained Earning Owner Equity |
|---|---|---|---|---|---|
| ***BALANCE, JANUARY 1, 2018*** | $ 6,208 | 675,000 | $ 67,500 | $ - | $ (61,292) |
| ***NET INCOME*** | $ (4,781) | | | | $ (4,781) |
| ***CONTRIBUTION*** | $ - | | | | |
| ***BALANCE, DECMBER 31, 2018*** | $ 1,427 | 675,000 | $ 67,500 | $ - | $ (66,073) |
| ***NET INCOME*** | $ (326) | | | | $ (326) |
| ***CONTRIBUTION*** | $ 1,000 | | | $ 1,000 | |
| ***BALANCE, DECMBER 31, 2019*** | $ 2,101 | 675,000 | $ 67,500 | $ 1,000 | $ (66,399) |

*See independent accountant's review report and accompanying notes to financial statements.*

**LYFMAP, INC**
**STATEMENTS OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018**

|  | | 2019 | 2018 |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | |
| Net income | $ | (326) | (4,781) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Changes in operating assets and liabilities: | | | |
| Depreciation/Amortization | | - | 6 |
| Accounts Receivable (A/R) | | - | - |
| Accounts Payable | | - | - |
| Payroll Accrual | | - | - |
| Accrued Expenses / Other Liabilities | | - | - |
| Net cash provided by operating activities | | (326) | (4,775) |
| | | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | |
| Capital Improvements | | - | - |
| Investments | | - | - |
| Net cash provided by investing activities | | - | - |
| | | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | |
| Owner's Capital Contribution | | 1,000 | - |
| Net cash provided by financing activities | | 1,000 | - |
| | | | |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | $ | 674 | (4,775) |
| | | | |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD | | 1,327 | 6,102 |
| | | | |
| CASH AND CASH EQUIVALENTS AT END OF PERIOD | $ | 2,001 | 1,327 |

NOTE 1:          *ORGANIZATION AND NATURE OF OPERATIONS:*

Lyfmap, Inc ("The Company") is a corporation organized under the laws of the State of Delaware and domiciled in Minnesota. The Company was found on September 28th, 2015 and is a social networking website providing its users a way to share locations and photos of their life memories to connect with each other.

NOTE 2:          *GOING CONCERNING MATTERS:*

*Basis of Presentation and Use of Estimates:*
The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company sustained a net operating loss of $326 and $4,781 in 2019 and 2018 respectively. The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The company plans to raise additional funds to meet obligations through a Reg CF funding campaign. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through September 22nd, 2021 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 3:          *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:*

*Basis of Presentation:*
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

*Significant Risks and Uncertainties:*
The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

*See independent accountant's review report and accompanying notes to financial statements.*

### Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and state of Minnesota.

The Company has filed corporate tax returns for federal and Minnesota since inception.

*NOTE 4:*  **EQUITY:**

Under the Company's original articles of incorporation in effect, the Company authorized 10,000,000 shares of $0.000001 par value Common Stock.

**Common Stock:**
Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. As of September, 22nd, 675,000 shares have been issued and are outstanding.

*NOTE 5:*  **FAIR VALUE MEASUREMENT:**

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows: Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method. Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

**NOTE 6:**    **CONCENTRATION OF CREDIT RISK:**

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

**NOTE 7:**    **SUBSEQUENT EVENTS:**

Management considered events subsequent to the end of the period but before September 22nd, 2020, the date that the financial statements were available to be issued.

Due to COVID-19 pandemic since mid-March, 2020, the management do see the potential increase of interest in online social media, the company's main sector.